UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information set forth in this Report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On May 25, 2021, Glory Star New Media Group Holdings Limited’s (the “Company’s”) management and audit committee of the Board of Directors (the “Audit Committee”), in response to a statement released by the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2021, with respect to the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled, “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) and, after discussion with its independent registered public accounting firm, Friedman, LLP, and its legal advisors, concluded that the Company’s (i) previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, (ii) unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2020, included in the Company’s interim report on Form 10-Q for the three months ended March 31, 2020, and (iii) unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2020 included in the Company’s interim report on Form 6-K for the six months ended June 30, 2020, (collectively, the “Non-Reliance Periods”) should be restated to reflect the impact of the statement by the SEC and accordingly, should no longer be relied upon.

Similarly, any previously furnished or filed reports, related earnings releases, investor presentations or similar communications of the Company describing the Company’s financial results as of for the Non-Reliance Periods should no longer be relied upon.

Background

On April 12, 2021, the SEC issued a statement (the “Statement”) on Accounting and Reporting Considerations for Warrants Issued by SPACs. The SEC Staff Statement highlighted potential accounting implications of certain terms that are common in warrants issued in connection with initial public offerings of SPACs. The SEC Staff Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

After consideration of the Statement, the Company’s management and Audit Committee re-evaluated its historical accounting for the public warrants and private placement warrants recorded to the Company’s consolidated financial statements as a result of the Company’s business combination with TKK Symphony Acquisition Corporation (“TKK”) (the “Business Combination”) and the reverse recapitalization that occurred on February 14, 2020. At that time, both the public warrants and private placement warrants were presented within equity. Based on the revaluation, the Company concluded that the exercise and settlement features of the private placement warrants may change with a change in the holder, which precludes the private placement warrants from being considered indexed to the Company’s own stock and therefore, precludes the private placement warrants from meeting the scope exception from derivative accounting prescribed by Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”). As such, the private placement warrants do not meet the conditions to be classified within equity under the Statement and should be presented as a liability with subsequent changes in their fair value recognized in the Company’s consolidated statement of operations at each reporting period.

As a result, the Company will restate its historical financial results for the Non-Reliance Periods as noted above, in each case to reflect the change in accounting treatment of the private placement warrants (the “Restatement”).The Company intends to file the Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2020 to reflect the Restatement as soon as practicable.

The information and expected impact to the Company’s historical financial results are preliminary, do not present all information necessary for an understanding of the Company’s restated financial condition as of and for the Non-Reliance Periods end and its restated results of operations for the Non-Reliance Periods and are subject to change, potentially materially, as management completes the restatement of its financial statements and its independent registered public accounting firm completes the audit thereof.

Forward-Looking Statements

This Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking, including statements regarding the expected impact of the restatement of the Company’s financial statements, and the remediation of the Company’s material weakness in internal control over financial reporting. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many important factors could cause actual future events to differ materially from the forward-looking statements in this Form 6-K, include, but is not limited to, the completion of the audit of the Company’s restated financial statements, the Company’s ability to remediate its material weakness; and various factors relating to its business, operations and financial performance. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in its other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause the Company’s actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: May 25, 2021

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